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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/20__ AND ENDING __12/31/20__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ROCKWELL FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 W. OLD COUNTRY ROAD, SUITE 3
(No. and Street)

HICKSVILLE   NY   11801
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL HALKITIS   516 499-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WWC, P.C.
(Name – *if individual, state last, first, middle name*)

2010 PIONEER COURT   SAN MATEO   CA   94403
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _MICHAEL HALKITIS_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _THE ROCKWELL FINANCIAL GROUP, INC_ , as of _DECEMBER 31st_ , 20_20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

POLIZOIS P KATSAROS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6230576
Qualified in Nassau County
My Commission Expires 11-01-_22_

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL FINANCIAL GROUP, INC.

Financial Statements and Supplemental Schedules

As of and for the year ended December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act

ROCKWELL FINANCIAL GROUP, INC.

As of and for the year ended December 31, 2020

Table of Contents



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rockwell Financial Group, Inc. (the "Company") as of December 31, 2020, and the related statements of operation, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rockwell Financial Group, Inc.'s management. Our responsibility is to express an opinion on Rockwell Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rockwell Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Rockwell Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Rockwell Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Under Rule 15c3-1 and Exemption Report on Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

WWC, P.C.
We have served as Rockwell Financial Group, Inc.'s auditor since 2021.

San Mateo, CA
March 16, 2021

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

1

ASSETS

Current assets:

Cash	$	48,069
Commission receivable		154,794
Prepaid expenses		19,183
Total current assets		222,046

Other assets:

Clearing firm deposit		25,331
Total other assets		25,331
TOTAL ASSETS	$	247,377

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	176,296
Total liabilities		176,296

Stockholder's equity

Common stock (100 shares authorized, issued and outstanding, no par value)		-
Additional paid-in capital		119,945
Accumulated deficit		(48,864)
Total stockholder's equity		71,081
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	247,377

See accompanying notes to the financial statements.

Note 1 - Nature of Organization

Rockwell Financial Group, Inc. (the "Company") was incorporated on March 5, 1998 in the state of New Jersey for the sole purpose of operating as securities brokerage. The Company is a wholly owned subsidiary of Rockwell Capital Corp. ("Parent"), a New Jersey corporation.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include all the accounts of the Company. The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Receivable

Commission receivable are amounts owed to the Company by the clearing broker for commissions earned for trades introduced to the clearing broker. The balance is presented net of clearing expenses charged by the clearing broker. The Company has not accrued an allowance for bad debts in regard to receivable due from the clearing broker as management believes that the clearing broker has adequate capital to settle its account.

Prepaid Expenses

Prepaid expenses as of December 31, 2020 consist of licenses and fees of $19,183.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the new revenue recognition standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The new revenue recognition standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the vast majority of its revenue generating transactions with its customers.

3

Commission fee income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, sales of mutual funds, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Leases

The Company determines if an arrangement is a lease at inception. Operating and leases are recognized as its own right-of-use ("ROU") asset category in the Company's property and equipment, and the corresponding lease obligations are recognized to current and non-current liabilities. Finance leases are also included as equipment in property and equipment and the corresponding lease obligations are also recognized in current and non-current liabilities in the Company's statement of financial condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives.

Income Taxes

The Company will follow the generally accepted practice of providing for deferred income taxes resulting from timing differences in reporting income and expenses for financial purposes compared to the methods of reporting for income tax purposes.

The Company follows the provisions of statement of Financial Accounting Standards Board No. 109, Accounting for Income taxes, which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the temporary differences between the tax bases of assets and liabilities and their reported amounts on the financial statements.

The temporary differences relate primarily to the methods of recognizing income for financial and income tax reporting. For income tax purposes, the Company has recognized contract income on the percentage of completion method. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that the deferred tax asset will not be realized.

The Company has not taken an unsubstantiated tax position that would require provision of a liability under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, an Association must recognize the tax benefit associated with tax positions taken for that return purposes when it is more-likely-than –not that the position will be sustained. The Company does not believe there are any material uncertain tax positions and, accordingly, has not recognized any liability for unrecognized tax benefits.

The Company incurred a loss before tax during the year ended December 31, 2020. As a result of the ongoing global pandemic, management is uncertain when it will generate future profits, accordingly, the Company has not recognized a deferred tax as result of operating losses.

Off-Balance Sheet Risk

The Company may from time to time enter in transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

Related Party Transactions

Rockwell Financial Group, Inc. shares office facilities with Rockwell Capital Corp., its parent company.

4

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. The rule of the Exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b) (1). As of December 31, 2020, the Company had net capital of $51,898, which was $40,145 in excess of its required net capital of $11,753. The Company's net capital ratio was 3.40 to 1.

Concentrations of Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company relies on its clearing broker to conduct it business. In the event that the clearing broker became insolvent the Company's business may be materially adversely impacted and commissions receivable or clearing deposit may be become uncollectible. As of the date of this report, management does not believe the risk of their clearing broker becoming insolvent is probably.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2020 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through February 26, 2021, the date the financial statements were available to be issued.